ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

August 9, 2011

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

The Virtual Learning Company, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 4, 2011

File No. 333-174674

Dear Mr. Spirgel:

We have reviewed the Staff’s comments and have amended the registration statement as follows:

Description of Business, page 28

Our Growth Strategy, page 34

1. We note your response to comment 9 from our letter dated July 27, 2011. Please add an introductory paragraph to this section which addresses your ability to implement the discussed growth initiatives in the near future given the time and resources the company plans to devote to the development of additional software and educational titles. Explain whether you contemplate achieving any of the initiatives discussed prior to developing the anticipated 32 educational titles. Disclose the material obstacles which may limit your ability to accomplish your plans including the fact that you have one current employee and limited funds.

We have added an introductory paragraph that addresses our ability, or lack thereof, to implement the discussed growth strategies in the near future given the time and resources we plan to devote to development of additional titles.  In that paragraph we have also addressed achieving any of the initiatives prior to development of the 32 titles. We have disclosed in that paragraph the material obstacles in accomplishing those plans which are in fact that we have one current employee and limited funds.

Management’s Discussion And Analysis Or Plan Of Operation, page 42

Basis of Presentation/Going Concern, page 44

2. Per comment 11 from our letter dated July 27, 2011, disclose the expected cost for producing the 5 additional mathematics and science courses necessary to breakeven. In addition, make clear whether the chart provided at the top of page 46 accounts for both the 5 additional titles needed to break even as well as the 16 additional titles to be completed thereafter or only the 16 additional titles.

We have amended the disclosure to state the cost of producing the additional 5 titles. We have also amended the language preceding the chart to clarify that the chart applies to the five additional and the sixteen additional titles.

Directors and Executive Officers, Promoters and Control Persons, page 54

3.  Further revise the disclosure added in response to comment 12 from our letter dated July 27, 2011 to indicate that the underlying ethics inquiry concerned Mr. Monahan’s involvement in the audit of Searex, Inc.

We have further revised the disclosure added in response to comment 12 from your letter dated July 27, 2011 to indicate that the underlying ethics inquiry concerned Mr. Monahan’s involvement in the audit of Searex, Inc.

When all comments have been addressed and we then request acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roger L. Fidler

Roger L. Fidler, Esq.

Via E-mail and EDGAR filed